Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

April 29, 2011

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington D.C. 20549

Attention: Larry Spirgel

Re:	Boingo Wireless, Inc. (the “Company”)
Registration Statement on Form S-1
File No. — 333-171719

Dear Ladies and Gentleman:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the several underwriters of the proposed initial public offering of shares of common stock of the Company, hereby advise you that the Preliminary Prospectus, dated April 18, 2011 and included in Amendment No. 4 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on April 18, together with the issuer free writing prospectus dated April 25, 2011, was distributed during the period April 18, 2011 through the date hereof as follows:

•                                          1,483 to dealers

•                                          1,992 to institutions

•                                          439 to others

Total:                 3,914 Preliminary Prospectuses

The undersigned advise that they have complied and will continue to comply, and each participating underwriter and dealer has advised the undersigned that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on May 3, 2011 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.

Acting on behalf of themselves and as the Representatives of the several Underwriters.

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ C.Cullom Davis
	Name:	C. Cullom Davis
	Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
	Name:	Joseph P. Coleman
	Title:	Managing Director

By:	/s/ Brad Miller
	Name:	Brad Miller
	Title:	Managing Director